STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

News Release

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
email: InvestorRelations@Standex.com

STANDEX REPORTS SECOND-QUARTER
FISCAL 2009 FINANCIAL RESULTS

COMPANY TAKES AGGRESSIVE ACTIONS TO REDUCE COSTS;
GENERATES $17.4 MILLION IN FREE CASH FLOW IN DIFFICULT ENVIRONMENT

SALEM, NH – January 29, 2009 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal year 2009.

- Net sales for the second quarter of fiscal 2009 decreased to $155.5 million from $172.2 million in the second quarter of fiscal 2008.

- Income from operations for the second quarter of fiscal 2009, including a $1.1 million pre-tax restructuring charge related to severance as well as a facility closure, was $6.0 million, which compares with $11.3 million in the second quarter of last year. Excluding the charge, the company reported non-GAAP income from operations of $7.1 million in the second quarter of fiscal 2009.

- Net income from continuing operations for the second quarter of fiscal 2009, including the restructuring charge ($0.7 million tax adjusted), was $3.5 million, or $0.28 per diluted share. This compares with $5.5 million, or $0.45 per share, in the second quarter of fiscal 2008. Second-quarter fiscal 2009 net income from continuing operations benefited from a lower tax rate of 20.8% compared with 33.5% in the second quarter of fiscal 2008 due to the retroactive extension of the U.S. research and development tax credit. Excluding the restructuring charge, the company reported non-GAAP net income from continuing operations of $4.2 million, or $0.34 per share, for the second quarter of fiscal 2009.

- Net income for the second quarter of fiscal 2009 was $2.1 million, or $0.17 per diluted share, compared with net income of $5.5 million, or $0.45 per diluted share, in the second quarter of fiscal 2008. Net income for the second quarter of fiscal 2009 includes the aforementioned restructuring charge as well as a $1.3M (net of tax expense) charge for discontinued operations. Discontinued operations included a charge for leases associated with the divestiture of Berean Christian Bookstores, and was partially offset by a benefit from the latest remediation estimate for the clean up site in Cleveland.

- EBITDA (earnings before interest, income taxes, plus depreciation and amortization) was $10.1 million in the second quarter of fiscal 2009 compared with $15.2 million in the second quarter a year ago. Excluding the restructuring expense, EBITDA for the quarter was $11.2 million.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $126.3 million at the end of the second quarter of fiscal 2009 compared with $135.0 million at the end of the second quarter in the prior year. Working capital turns decreased to 4.9 turns from 5.1 turns for the second fiscal quarter of 2009.

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- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $114.5 million at December 31, 2008 from $115.3 million at September 30, 2008. The Company's balance sheet leverage ratio of net debt to total capital was 34.9% at December 31, 2008 compared with 34.4% at September 30, 2008.

A reconciliation of net income, earnings per share, net income from continuing operations and EBITDA from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Our second-quarter performance was affected by the global economic downturn," said President and CEO Roger Fix. "We have taken swift and aggressive actions to reduce our expenses, maximize near-term profitability and enhance liquidity as weak economic conditions persist. Our cost reduction initiatives have been centered on three areas: workforce cutbacks, plant consolidations and materials cost reductions. At the same time, we continued our strong focus on working capital management and cash flow generation. During the quarter we succeeded in generating $17.4 million in free cash flow."

"Since the beginning of fiscal 2009 we have reduced our US-based salaried staffing levels by more 190 positions, or 20%," continued Fix. "We expect annualized savings of approximately $11 million from this action.[1] In addition, we have announced a general hiring freeze and that all non-union employee salaries will be frozen for at least 12 months."

"As part of our ongoing efforts to improve the utilization of our manufacturing infrastructure, during the second quarter we closed a Hydraulics Products group operation and consolidated the production into an existing facility," said Fix. "We also recently announced the consolidation of three additional manufacturing locations in the second half of fiscal 2009. In our Food Service group, we are closing a Cooking Solutions facility in New York and will move production to our operations in Mexico and Wyoming. In our Engraving group, we are consolidating the mold texturizing production from our Detroit facility into our Canadian facility. In Engineered Products, we are consolidating the production from our remaining Canadian operation into existing facilities located in Mexico and China. Production relocation for each group will be completed during the third and fourth quarters of the current fiscal year. We expect to realize annual savings in the range of $3.8 to $4.5 million beginning in the first quarter of fiscal 2010."[1]

"We also have been successful in achieving cost reductions from our suppliers," added Fix. "Negotiations with the suppliers are ongoing. We expect that resulting savings will begin during the current third quarter and continue to ramp up in the fourth quarter.[1] From this initiative we have targeted to achieve a minimum run rate of $5 to $6 million of annual savings by the end of the fourth quarter of fiscal 2009 compared with our cost structure during the first half of fiscal 2009."[1]

The company incurred restructuring expense of approximately $0.8 million during the quarter in conjunction with the staff reduction and expects to record restructuring expenses related to the plant consolidations in the range of $1.8 to $2.2 million during the second half of fiscal 2009 and the first quarter of fiscal 2010.[1]

Food Service Equipment Group revenues decreased by 7.3% and operating income declined by 35.7% year-over-year due to the decline in sales as well as unfavorable changes in product mix.

"Lower demand for our products related to economic conditions contributed to a decline in overall food service equipment sales," said Fix. "As a result of a significant change in product mix, the decrease in operating income was more pronounced. On the hot side, the weakness that we experienced in the first quarter in the casual dining and independent pizzeria markets worsened during the second quarter as small business owners cut back on cooking equipment purchases. Overall, our cooking solutions group carries higher margins than the refrigerated solutions group. In addition, on the cold side, while we saw steady demand for our walk-in coolers and freezers, sales from higher-margin reach-in cabinets and scientific products slowed in the quarter. Our year-over-year comparisons are further challenged due to unusually strong sales of high-margin scientific walk-in enclosures in the year-ago quarter."

"A highlight of the quarter was our success in winning contracts through large food service providers, which supply food service equipment to stadiums as well as university and hospital cafeterias," added Fix. "During the second quarter we won several large stadium and university projects. We expect that economic conditions in the second half of the year will continue to hamper sales at our Food Service Equipment Group.[1]   However, we are encouraged that our efforts to gain market share, cut costs and drive price increases in food service will benefit the Group in the long term." [1]

The *Engraving Group's* year-over-year sales dropped by 15.8% and income from operations was down 38.1%.

"We are more encouraged by the Engraving Group's achievements this quarter than the financial results would indicate," said Fix. "Our year-over-year sales decline was the result of the lack of automotive platform projects in the second quarter, especially internationally, compared with the same period last year. As a result of our aggressive cost-reduction initiatives, the decline in operating income was far less severe than would have been expected historically with a similar reduction in volume. During the quarter, we also made nice progress in diversifying our engraving business into non-automotive applications. For example, we recently began work on contracts with a leading U.S. residential flooring manufacturer and an international packaging company.

"In addition, we recently introduced two new engraving technologies to expand our automotive mold texturizing business," Fix said. "These two new technologies enable us to offer automobile customers the ability to texturize all of the exposed surfaces in the interior of their premium models. We expect the automotive market to remain soft in the second half of the fiscal year. [1] Looking further ahead, we believe that our expansion into emerging markets and our new technologies will help to drive long-term growth." [1]

Engineered Products Group revenue for the second quarter remained relatively flat, while operating income declined by 15.0% year-over-year.

"Spincraft recorded steady revenue growth in the quarter as we continued to see strong demand from the energy, aerospace and aviation end markets," said Fix. "Operating income comparisons for Spincraft in the second quarter of the year continued to be challenged by contract milestone payments made in fiscal 2008 that did not occur in fiscal 2009."

"Electronics revenues declined as softness in the housing and automotive sectors offset the gains we made in the industrial and aviation and aerospace markets," added Fix. "Even with lower year-over-year sales, however, we reported strong double-digit operating income growth from Electronics as a result of plant consolidations, material substitutions, lower commodity pricing and favorable foreign exchange rates."

The *Hydraulics Products Group* reported a 32.7% year-over-year decline in revenues and an operating loss for the quarter.

"The downturn in the US off-road heavy construction vehicle market was exacerbated this quarter by liquidity and capital constraints," said Fix. "Sales came in lower than expected from our traditional truck building OEMs as they were impacted by lower construction activity and liquidity issues. International sales were affected by recessionary economic conditions as well. In response, we streamlined our workforce across our operations, and consolidated one manufacturing facility in Alabama into our main Hydraulics Products Group plant in Ohio."

"Looking ahead, we are continuing to focus on long-term growth opportunities domestically and abroad," said Fix. "We are making progress in opening our new manufacturing facility in Tianjin, China, and we expect to export our first shipments of telescopic hoists to Europe and Korea in the current third quarter. [1] Additionally, we have begun an initiative to diversify our sales beyond our established stronghold in the dump-truck and dump-trailer construction equipment market."

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Air Distribution Products Group ("ADP") sales for the quarter declined by 15.5% as a result of the continued severe downturn in the new residential construction market. After a breakeven quarter a year ago, ADP reported $2.2 million in operating income in the second quarter.

"Even in this difficult operating environment, we continue to secure new customers and achieve market share gains at our Air Distribution Products Group," said Fix. "During the second quarter, we began working with several new HVAC wholesalers in the southeast United States. We generated significant operating income in the quarter as we benefited from price increases we implemented in the prior year and lower cost metal on hand. As we enter the second half of the year we will begin to use higher cost metal, which will have a negative impact on profitability."

Business Outlook
"While visibility remains difficult, we expect that the worldwide economic slowdown will continue to have a negative affect on our financial results in the second half of the fiscal year," [1] said Fix. "We anticipate this will be especially true in the third quarter, which is historically seasonally slow. [1] We have acted aggressively to bring our costs in line with near-term demand and will continue to take every opportunity to prudently streamline operations. We expect that the cost-reduction efforts thus far will begin to take effect in the current third quarter and will be fully realized in the first quarter of fiscal 2010." [1]

"As we continue to cut costs and focus on generating cash and improving liquidity in the near term, we are aggressively executing on our growth strategies in each operating group to leverage long-term opportunities. We also will continue to invest in innovation to improve productivity, expand our leadership positions and drive future growth," concluded Fix.

Conference Call Details
Standex will host a conference call for investors today, Thursday, January 29, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the web cast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 80100874. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations and non-GAAP net income from continuing operations are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the company's website at www.standex.com.

[1] ***Safe Harbor Language***
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically the impact of recessionary conditions, the ability to achieve anticipated savings from cost reduction efforts, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, reduced capital spending by customers, successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to achieve cost savings through lean manufacturing and low cost sourcing, effective completion of plant consolidations and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2008, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

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Standex International Corporation
Non-GAAP Financial Measure Reconciliations
2nd Quarter and Six Months Ended FY 2009

2nd Quarter FY 2009	Net Income			Diluted Earnings per Share		
	FY09	**FY08**	**% Change**	**FY09**	**FY08**	**% Change**
GAAP Net Income From Continuing Operations	$3,470	$ 5,512	-37.0%	$ 0.28	$ 0.45	-37.8%
Add: Restructuring (Tax Affected)	$ 708			$ 0.06		
Income from Continuing Operations Before Special Items	$ 4,178	$ 5,512	-24.2%	$ 0.34	$ 0.45	-24.4%

Six Months Ended FY 2009	Net Income			Diluted Earnings per Share		
	FY09	**FY08**	**% Change**	**FY09**	**FY08**	**% Change**
GAAP Net Income From Continuing Operations	$10,565	$10,828	-2.4%	$ 0.85	$ 0.87	-2.3%
Add: Restructuring (Tax Affected)	$ 3,538			$ 0.28		
Less: Insurance Benefit	$(1,084)			$(0.09)		
Income from Continuing Operations Before Special Items	$13,019	$10,828	20.2%	$ 1.04	$ 0.87	19.5%

For the Three Months Ended December 31	EBITDA		Free Cash Flow	
	FY09	**FY08**	**FY09**	**FY08**
Net Income	$ 2,149	$ 5,512	$ 2,149	$ 5,512
Discontinued Operations	1,321		1,321	
Taxes	908	2,778	908	2,778
Interest Expense	1,761	2,739	1,761	2,739
Depreciation	3,076	3,148	3,076	3,148
Amortization	866	1,002	866	1,002
EBITDA	10,081	15,179	10,081	15,179
Change in Working Capital			9,484	(5,624)
CAPEX			(2,178)	(3,096)
Free Cash Flow			17,387	6,459
Add: Restructuring	1,081	-	1,081	-
EBITDA & FCF Before Special Items	$11,162	$15,179	$18,468	$6,459

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Operating Income	5,987	11,277
FCF to Operating Income	290.4%	57.3%
Adjusted FCF to Operating Income	308.5%	57.3%

	EBITDA		Free Cash Flow	
For the Six Months Ended December 31	FY09	FY08	FY09	FY08
Net Income	$ 7,143	$11,433	$ 7,143	$11,433
Discontinued Operations	3,422	(605)	3,422	(605)
Taxes	3,617	5,786	3,617	5,786
Interest Expense	3,479	5,414	3,479	5,414
Depreciation	6,350	6,370	6,350	6,370
Amortization	1,745	2,027	1,745	2,027
EBITDA	25,756	30,425	25,756	30,425
Change in Working Capital			(1,774)	(3,517)
CAPEX			(4,050)	(5,826)
Free Cash Flow			19,932	21,082
Add:				
Restructuring	5,402	-	5,402	-
Less:				
Insurance Benefit	(1,084)	-	(1,084)	-
EBITDA & FCF Before Special Items	$30,074	$30,425	$24,250	$21,082
Operating Income			16,738	22,123
FCF to Operating Income			119.1%	95.3%
Adjusted FCF to Operating Income			144.9%	95.3%

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STANDEX INTERNATIONAL CORPORATION
Segment Reporting Data

Net Revenues: *(in thousands)*	Three Months Ended December 31 Net Sales		Six Months Ended December 31 Net Sales	
	2008	**2007**	**2008**	**2007**
Food Service Equipment	$ 87,947	$ 94,918	$189,703	$191,879
Air Distribution Products	19,567	23,164	43,355	50,514
Engraving Group	19,887	23,631	41,455	44,034
Engineered Products	22,826	22,677	48,081	44,481
Hydraulics Products	5,283	7,855	13,611	16,857
Total	$155,510	$172,245	$336,205	$347,765

Income from Operations: (in thousands)	Three Months Ended December 31 Income From Operations		Six Months Ended December 31 Income From Operations	
	2008	**2007**	**2008**	**2007**
Food Service Equipment	$ 5,279	$ 8,206	$ 14,949	$ 17,854
Air Distribution Products	2,209	1	5,321	398
Engraving Group	1,628	2,628	4,058	3,899
Engineered Products	2,963	3,487	6,069	6,401
Hydraulics Products	(295)	1,025	901	2,244
Subtotal	11,784	15,347	31,298	30,796
Restructuring charge	(1,081)	-	(5,402)	-
Corporate	(4,716)	(4,070)	(9,158)	(8,673)
Total Income from Operations	$ 5,987	$ 11,277	$ 16,738	$ 22,123

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STANDEX INTERNATIONAL CORPORATION
Consolidated Condensed Statement of Income

(In thousands, except per share data)	Three Months Ended December 31		Six Months Ended December 31	
	2008	2007	2008	2007
Net Sales	155,510	172,245	336,205	347,765
Cost of Sales	109,930	120,959	233,507	246,884
Gross Profit	45,580	51,286	102,698	100,881
Operating Expenses:				
Selling, general and administrative expenses	38,512	40,009	80,558	78,758
Restructuring Charges	1,081	-	5,402	-
Income from operations	5,987	11,277	16,738	22,123
Interest Expense	1,761	2,739	3,479	5,414
Other non-operating expense/(income)	(152)	248	(923)	95
	4,378	8,290	14,182	16,614
Provision for Taxes	908	2,778	3,617	5,786
Net Income from Continuing Operations	3,470	5,512	10,565	10,828
Income (Loss) from discontinued operations, net of taxes	(1,321)	-	(3,422)	605
Net Income	2,149	5,512	7,143	11,433
Basic earnings per share				
Continuing Operations	0.28	0.45	0.86	0.88
Discontinued Operations	(0.11)	-	(0.28)	0.05
Total	0.17	0.45	0.58	0.93
Diluted earnings per share:				
Continuing Operations	0.28	0.45	0.85	0.87
Discontinued Operations	(0.11)	-	(0.28)	0.05
Total	0.17	0.45	0.57	0.92
Average Shares Outstanding				
Weighted average shares, basic	12,319	12,288	12,314	12,272
Weighted average shares, diluted	12,408	12,345	12,436	12,392

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STANDEX INTERNATIONAL CORPORATION
<u>**Consolidated Condensed Balance Sheet**</u>

	Dec 31, 2008	June 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,515	$ 28,657
Accounts receivable, net	84,828	103,055
Inventories	96,850	87,619
Prepaid expenses and other current assets	5,150	3,337
Income tax receivable	4,771	983
Deferred tax asset	14,513	13,032
Total current assets	223,627	236,683
Property, plant, equipment	109,435	116,565
Intangible assets	25,358	27,473
Goodwill	117,566	120,650
Prepaid pension cost	3,689	1,972
Other non-current assets	19,512	19,691
Total non-current assets	275,559	286,351
Total assets	$ 499,186	$ 523,034
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 4,705	$ 28,579
Accounts payable	55,404	66,174
Accrued expenses	46,062	50,286
Income taxes payable	0	-
Current liabilities – discontinued operations	5,075	2,701
Total current liabilities	111,246	147,740
Long-term debt - less current portion	127,265	106,086
Accrued pension and other non-current liabilities	48,958	46,050
Total non-current liabilities	176,223	152,136
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	27,992	27,158
Retained earnings	435,097	433,435
Accumulated other comprehensive income	(31,325)	(17,531)
Treasury shares	(262,023)	(261,880)
Total stockholders' equity	211,717	223,158
Total liabilities and stockholders' equity	$ 499,186	$ 523,034

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Summary Cash Flow Data

	Six Months Ended	
	Dec 31, 2008	Dec 31, 2007
Cash flows provided by operating activities	$ 3,981	$ 16,600
Cash flows provided by investing activities	(3,867)	3,598
Cash flows used in financing activities	(8,620)	(26,291)
Effects of exchange rate changes on cash	(2,636)	623
Net change in cash and cash equivalents	(11,142)	(5,470)
Beginning cash and cash equivalents	28,657	24,057
Ending cash and cash equivalents	$ 17,515	$ 18,587

Supplementary Financial Data

	Six Months Ended	
	Dec 31, 2008	Dec 31, 2007
Net working capital	$ 126,274	$ 134,957
Working capital turns	4.9	5.1
Inventory turns	4.6	5.1
A/R days sales outstanding	50.0	52.0
A/P days payables outstanding	37.0	33.0
Capital expenditures	$ 4,050	$ 5,826
Depreciation	6,350	6,370
Amortization of intangibles	1,745	2,027
Net debt	114,455	129,120

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